UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

1.00% Convertible Senior Notes due September 15, 2009

(Title of Class of Securities)

232806 AJ 8 and 232806 AK 5

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$800,000,000(1)	$31,440(2)

(1)	The transaction value is estimated only for the purposes of calculating the filing fee. This amount is based on the purchase of $599,994,000 aggregate principal amount of outstanding 1.00% Convertible Senior Notes due September 15, 2009 at a maximum tender offer price of $1,400 per $1,000 principal amount of notes but subject to the Maximum Aggregate Purchase Price of $800,000,000.
(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company), and relates to an offer by Cypress to purchase up to all $599,994,000 aggregate principal amount of its outstanding 1.00% Convertible Senior Notes due September 15, 2009 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase (defined below) and in any event not greater than $1,400, nor less than $1,000, per $1,000 principal amount of Notes and subject to the Maximum Aggregate Purchase Price (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 14, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference to the extent provided herein. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

ITEM 1.	SUMMARY TERM SHEET.

The information in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the filing person is Cypress Semiconductor Corporation. The Company’s executive offices are located at 198 Champion Court, San Jose, California 95134. The Company’s telephone number is (408) 943-2600.

(b) Securities. The subject class of securities are the Notes. The original principal amount of the Notes outstanding is $600.0 million. As of the date of this filing, 599,994 Notes (representing an aggregate principal amount of $599,994,000) were outstanding.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange and there is no established trading market for the Notes. To Cypress’s knowledge, the Notes are traded infrequently in transactions arranged through brokers, and market quotations for the Notes are only available on a limited basis upon request. The shares of common stock into which the Notes are convertible trade on the New York Stock Exchange under the symbol “CY.” The quarterly high and low trading prices for the shares of common stock are set forth in the Offer to Purchase in the section entitled “Market and Trading Information” and are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a) Cypress is the filing person and the subject company with its principal executive offices located at 198 Champion Court, San Jose, California 95134. The Company’s telephone number is (408) 943-2600. Pursuant to General Instruction C to Schedule TO, the table below sets forth the executive officers, directors and controlling persons of Cypress:

Name	Position
Eric A. Benhamou	Chairman of the Board
W. Steve Albrecht	Director
Lloyd Carney	Director
James R. Long	Director
J. Daniel McCranie	Director
Evert van de Ven	Director
T. J. Rodgers	President, Chief Executive Officer and Director
Brad W. Buss	Executive Vice President, Finance and Administration and Chief Financial Officer
Ahmad R. Chatila	Executive Vice President, Memory and Imaging Division, Manufacturing
Sabbas A. Daniel	Executive Vice President, Quality
Paul D. Keswick	Executive Vice President, New Product Development, Engineering, IT
Dinesh Ramanathan	Executive Vice President, Data Communications Division
Christopher A. Seams	Executive Vice President, Sales and Marketing
Shahin Sharifzadeh	Executive Vice President, Wafer Fabrication & Technology, & President, China Operations
Norman P. Taffe	Executive Vice President, Consumer and Computation Division
Harry Sim	Chief Executive Officer, Cypress Systems (Subsidiary)
Thomas H. Werner	Chief Executive Officer, SunPower Corp. (Subsidiary)

The business address of each person set forth above is c/o Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms.

(1) Tender Offers.

(i)	The information set forth on the cover page to the Offer to Purchase, in the section entitled “Summary Term Sheet” and “Terms of the Offer” is incorporated herein by reference.

(ii)	The information set forth on the cover page to the Offer to Purchase, in the section entitled “Summary Term Sheet” and “Terms of the Offer” is incorporated herein by reference.

(iii)	The information set forth on the cover page to the Offer to Purchase, in the section entitled “Summary Term Sheet” and “Terms of the Offer” is incorporated herein by reference.

(iv)	Not Applicable.

(v)	The information contained in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(vi)	The information contained in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Withdrawal of Tenders” is incorporated herein by reference.

(vii)	The information contained in the Offer to Purchase in the sections entitled “Summary Term Sheet,” “Procedures for Tendering Notes” and “Withdrawal of Tenders” is incorporated herein by reference.

(viii)	The information contained in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Acceptance of Notes for Payment; Accrual of Interest” is incorporated herein by reference.

(ix)	The information set forth on the cover page to the Offer to Purchase, in the section entitled “Summary Term Sheet,” “Terms of the Offer” and “Conditions of the Offer” is incorporated herein by reference.

(x)	The information contained in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Certain Significant Considerations” is incorporated herein by reference.

(xi)	Not Applicable.

(xii)	The information contained in the Offer to Purchase in the sections entitled “Summary Term Sheet” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2) Mergers or Similar Transactions. Not Applicable.

(b) Purchases. To Cypress’s knowledge, no Notes are to be purchased from any officer, director or affiliate of Cypress.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase in the sections entitled “Purpose of the Offer; Certain Information About the Company,” “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes,” and “The Dealer Manager, Depositary and Information Agent,” and in the Letter of Transmittal, is incorporated herein by reference.

The Company has entered into the following agreements in connection with the Notes subject to the Offer:

(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).

(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase in the sections entitled “Summary Term Sheet,” and “Purpose of the Offer; Certain Information About the Company” is incorporated herein by reference.

(b) Use of Securities Acquired. The Notes validly tendered and accepted in the Offer will be cancelled.

(c) Plans.

(1)-(2) The information set forth in the Offer to Purchase in the sections entitled “Purpose of the Offer; Certain Information About the Company,” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(3) The information set forth in the Offer to Purchase in the sections entitled “Purpose of the Offer; Certain Information About the Company,” “Certain Significant Considerations,” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

(4)-(8) Not Applicable.

(9) The information set forth in the Offer to Purchase in the sections entitled “Purpose of the Offer; Certain Information About the Company,” and “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

The Company maintains the following stock option and purchase plans:

1. Cypress Semiconductor Corporation 1994 Stock Option Plan

2. Cypress Semiconductor Corporation Employee Qualified Stock Purchase Plan

3. Cypress Semiconductor Corporation 1999 Non-statutory Stock Option Plan

4. Cypress Semiconductor Corporation Non-Qualified Deferred Compensation Plan I

5. Galvantech, Inc. 1995 Equity Incentive Plan

6. In-System Design, Inc. 1997 Stock Option Plan

7. In-System Design, Inc. 1999 Stock Option/Stock Issuance Plan

8. International Microcircuits, Inc. 1997 Equity Incentive Plan

9. International Microcircuits, Inc. 2000 Nonstatutory Stock Option Plan

10. Lara Networks, Inc. 2000 Stock Plan

11. Silicon Light Machines 1994 Stock Plan

12. SMaL Camera Technologies, Inc. 2000 Stock Option and Incentive Plan

(10) Not Applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Purchase in the sections entitled “Source and Amount of Funds,” “Terms of the Offer” and “Fees and Expenses” is incorporated herein by reference.

(b) Conditions. Not Applicable.

(d) Borrowed Funds. Not Applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in the Offer to Purchase in the section entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase in the section entitled “The Dealer Manager, Depositary and Information Agent” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

None.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated August 14, 2008.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)	Press Release, dated August 14, 2008.

(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).

(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).

(g)	Not Applicable.

(h)	Not Applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS

Name:	Brad W. Buss
Title:	Executive Vice President, Finance & Administration, and Chief Financial Officer

Dated: August 14, 2008

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated August 14, 2008.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(i)	Press Release, dated August 14, 2008.
(d)(1)	Indenture, dated as of March 13, 2007, between the Company and the U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-3, as amended, initially filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2007 (No. 333-143042)).
(d)(2)	Registration Rights Agreement March 13, 2007, between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Lehman Brothers Inc., as initial purchasers (incorporated herein by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2007 (No. 001-10079)).